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March 11, 2022

VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 5 to Registration Statement on Form F-1 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated February 28, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 4 to Registration Statement on Form F-1 filed on January 27, 2022 (“Amendment No. 4”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 5 to Registration Statement on Form F-1 on Form F-3 (“Amendment No. 5”) and certain exhibits via EDGAR to the Commission. The Company is now eligible to file on Form F-3 and has filed Amendment No. 5 on this form accordingly. The Amendment No. 5 also reflects updates relating to the other recent developments and the inclusion of certain additional selling shareholders.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Simon J. Cooke	Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

March 11, 2022

To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 5, a marked version showing changes to Amendment No. 4, and one copy of the as-filed exhibits.

The Company seeks to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 5 where language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 4 to Form F-1 filed January 27, 2022

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 2, 63 and 92 of Amendment No. 5.

2. Where you provide disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and page 19 of Amendment No. 5.

March 11, 2022

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 5 and 63 of Amendment No. 5.

4. Where you discuss your ability to make loans or capital contributions, clarify whether there are any other methods in which cash is transferred through your organization, if any. State whether any other transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 6, 18 and 141 of Amendment No. 5.

Prospectus Summary, page 1

5. Expand the chart on page 1 to identify the person or entity that owns the equity in each depicted entity. In this regard, we note in footnotes 1 and 3 that “Our shareholders and their affiliates hold 100% of...” Ucommune Venture Investment Co. and Beijing Weixue Tianxia Education Technology Co. Disclose the identities of the referenced shareholders. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1, 2, 91 and 92 of Amendment No. 5.

6. We note your disclosure that the Cayman Islands holding company “controls” and receives the “economic benefits” of the VIE’s business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprises (“WFOEs”) and that those agreements allow you to exercise effective control over the consolidated VIEs. We also note your disclosure on the prospectus cover page that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose in the summary, if true, that the VIE agreements have not been tested in a court of law. We note your current disclosure on the prospectus cover page.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 5 and 63 of Amendment No. 5.

March 11, 2022

7. We note your response to comment 2. Please also indicate to what extent, if any, you are relying upon your opinion of PRC counsel to make such conclusions as to the lack of the need for approvals or permissions.

In response to the Staff’s comment, the Company has updated the disclosure on pages 7 and 16 of Amendment No. 5.

8. We re-issue comment 3. Where you discuss permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has included the following disclosure on pages 7 and 16 of Amendment No. 4 and has retained the following disclosure on pages 9 and 18 of Amendment No. 5:

“If the CSRC, the CAC or another PRC authority subsequently determines that its approval was needed for our Business Combination, follow-on public offering or Warrants offerings, or such approval is needed for this resale or the issuance of our ordinary shares upon exercise of the warrants, for future offerings, or for maintaining our status as a publicly listed company outside China, we may face adverse actions or sanctions by the CSRC, the CAC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our previous public offerings into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.”

9. Revise the summary to include a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. In addition to the loans you describe, quantify any other cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Describe the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, to which you briefly make reference. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6, 7, 18, 19, 141 and 142 of Amendment No. 5.

March 11, 2022

Risks Relating to Doing Business in China, page 14

10. We re-issue comment 6. Where you disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 19 and 73 of Amendment No. 5.

11. We note the disclosure in response to comment 5, specifically that “Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department...but has not yet made the registration with the NDRC.” Expand the risk factor “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies...” on page 64 to include the risks identified on pages 16-17 regarding your non-compliance with the NDRC registration.

In response to the Staff’s comment, the Company has updated the disclosure on pages 66 and 67 of Amendment No. 5.

Summary Condensed Combined and Consolidated Financial Statement Information, page 27

12. We note your response to comments 7 and 8. Please revise your schedules to disaggregate the Hong Kong subsidiaries and the WFOEs that are the primary beneficiary of the VIEs.

In response to the Staff’s comment, the Company has updated the disclosure on pages 30 to 35 and pages 100 to 106 of Amendment No. 5.

Risk Factors, page 35

13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. We note your current disclosure on page 61.

In response to the Staff’s comment, the Company has updated the disclosure on page 63 of Amendment No. 5.

*     *     *

March 11, 2022

If you have any questions regarding the Amendment No. 5, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Jenny Liu, Marcum Bernstein & Pinchuk LLP